
December 14, 2010

Mr. Yashpal Singh
President and CEO
Mendocino Brewing Company, Inc
1601 Airport Road
Ukiah, CA 95482

  **Re:** **Mendocino Brewing Company, Inc**
     **Form 10-K for Fiscal Year Ended**
     **December 31, 2009**
     **Filed March 31, 2010**
     **File No. 001-13636**

Dear Mr. Singh:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,


       Brian K Bhandari
       Branch Chief
       Office of Beverages, Apparel and
       Health Care Services